Exhibit 12.1

 Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2016.

	Year Ending December 31,
	2016	2015	2014	2013	2012
(In thousands, except ratio data)
Income before taxes	$182,227	$139,025	$168,283	$143,007	$106,692
Fixed charges	12,716	8,672	7,687	10,066	15,442
Adjusted earnings	194,943	147,697	175,970	153,073	122,134

Interest expense	12,674	8,636	7,653	10,033	15,401
Interest portion of operating leases	42	36	34	33	41
Fixed charges	$12,716	$8,672	$7,687	$10,066	$15,442

Ratio of earnings to fixed charges (a)	15.3	17.0	22.9	15.2	7.9

(a)	These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.